Exhibit 10.2

VioQuest Pharmaceuticals, Inc.
Outside Director
Compensation Arrangement

The following is a summary of the compensation arrangements for directors of VioQuest Pharmaceuticals, Inc. (the “Company”) who are not employees of the Company (“Outside Directors”). Directors who are employees of the Company do not receive compensation for their service on the Board and shall receive compensation only in their capacities as employees. The cash compensation arrangements are summarized below and do not become effective until the Company’s next completed financing transaction:

1.
Retainer. Each Outside Director shall be entitled to a retainer of $15,000 per year, payable on such director’s reelection by the stockholders. For new Outside Directors, such payment shall be made upon their appointment.

2.
Committee Service. Each Outside Director serving on a committee of the Board shall be entitled to a fee of $1,500 per meeting of such committee. In addition to such committee meeting fees, the chair of each Board committee shall receive a fee of $2,000 per year.

3.
Hourly Fee. If any Outside Director is requested by management or the Board to provide services on any special projects that may arise from time to time, the Corporation shall pay to such director an hourly fee of $500. Prior to payment for such service, such Outside Director shall submit for approval by the Compensation Committee an itemized summary of the services rendered by such director and the time spent.

4.
Limitation of Cash Fees. Notwithstanding the foregoing, in no event shall any Outside Director be entitled to receive from the Corporation in any fiscal year aggregate cash fees exceeding $60,000. Any excess that would otherwise be payable to an Outside Director shall be paid in the form of an equity compensation award, which shall be recommended by the Compensation Committee and approved by the Board.